Vaquero Capital LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	2,969,909
Restricted cash		31,288
Accounts receivable		41,131
Prepaid expenses		5,665
Furniture and equipment, net		58,627
Total assets	$	3,106,620

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	62,248
Employee compensation and benefits payable		1,240,032
Deferred rent		10,971
Income taxes payable		-
Total liabilities		1,313,251

Member's equity

Member's equity		1,793,370
Total member's equity		1,793,370
Total liabilities and member's equity	$	3,106,620

The accompanying notes are an integral part of these financial statements.